

Mail Stop 7010

June 7, 2007

Robert L. Friedman
Chief Administrative Officer and Chief Legal Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

Re: The Blackstone Group L.P.
Amendment number 3 to Registration Statement on Form S-1
Filed on June 4, 2007
File No. 333-141504

Dear Mr. Friedman:

We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1/A#3 FILED ON JUNE 4, 2007</u>

<u>Organizational Structure, page 14</u>

1. Please reflect Blackstone Partners L.L.C in your organizational structure diagrams here and on page 74.

Unaudited Pro Forma Financial Information

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 87

2. We note your response to prior comment 9. In a similar manner to your response, please disclose why no amounts are reflected on your pro forma statement of financial condition related to the vested deferred restricted common units and unvested deferred cash settled equity awards. Your disclosure should include that you will account for the deferred cash settled equity awards as a liability at each reporting date subsequent to the service inception, which is concurrent with the offering.

3. Please separately present the equity attributed to the general partners from the equity of the limited partners. Please similarly revise your presentation on page 78 and also ensure your historical financial statements presented subsequent to the recapitalization and offering in future filings are similarly revised. Please present the authorized and outstanding units for each ownership class on the face of your statement of financial condition. The pro forma statements of income and your historical financial statements presented subsequent to the recapitalization and offering in future filings should also present separately on the face the aggregate amount of net income (loss) allocated to the general partners and the limited partners. Refer to SAB Topic 4:F.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 88

4. We note your response to prior comment 12. Your disclosure throughout the filing including in note 2(e) to your pro forma statement of financial condition indicates that you will use $3.9 billion to purchase interests in your business from your existing owners. In light of this, please disclose the difference between the $3.9 billion disclosed elsewhere and the $1.4 billion disclosed in note 2(g). Please clearly disclose how you are arriving at the amount of the deferred tax asset of $1,016.1 million, including whether this amount is net of any valuation allowance.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Income, page 94

5. We note your response to prior comment 16. For note 2(k)(1), please provide additional clarity regarding the terms of the defined allocations to your senior managing directors. For example, if there are established percentages of your earnings to be paid as compensation, please disclose the percentages or range of percentages. In a similar manner, please provide additional information regarding the terms of the compensatory profit sharing arrangements discussed in notes 2(k)(3) and 2(l)(2).

6. For notes 2(k)(2) and 2(l)(1), please provide a further breakdown of these adjustment amounts by service periods.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bennie, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954